Exhibit 99.1

Altamira Therapeutics Provides Update on Clinical Trials with Bentrio

●	Interim analysis of Australian NASAR trial in seasonal allergic rhinitis shows statistically significant improvement with Bentrio® in nasal symptom primary endpoint over saline nasal spray comparator

●	NASAR main trial phase completed; full read-out expected in Q2 2023

●	Top line data from COVAMID trial in acute COVID-19 show trend for more pronounced reduction in nasal viral load and symptoms than no treatment, but primary endpoint not met

HAMILTON, BERMUDA / January 24, 2023 / Altamira Therapeutics Ltd. (NASDAQ:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today provided an update on the clinical trials with Bentrio® in seasonal allergic rhinitis (SAR) and acute COVID-19. Bentrio nasal spray is intended to help protect against airborne allergens and viruses.

Summary of Results

NASAR: Interim Analysis Shows Superior Efficacy of Bentrio in Seasonal Allergic Rhinitis

An interim analysis based on the accumulated data from the first 53 participants in the NASAR trial showed a statistically significant reduction of nasal symptoms with Bentrio vs. saline nasal spray comparator as well as good tolerability and safety. The mean reflective Total Nasal Symptom Score (rTNSS) as the primary efficacy endpoint decreased in the Bentrio group from 6.7 points in the pre-treatment period to 5.1 points over the 14-day treatment period, while the saline spray group showed a decrease from 7.6 to 7.1 points. The treatment effect of 1.55 points in favor of Bentrio was statistically significant in the ANCOVA model (LSmeans; p = 0.015; 95% confidence interval -2.78 to -0.32). The result is well above the minimal clinically important difference of 0.28 points. The interim analysis further showed good tolerability and safety both for Bentrio and the comparator.

For eligibility in the NASAR trial, patients had to rate their rTNSS at 5 points or higher, among meeting other requirements. The TNSS comprises ratings for nasal congestion, sneezing, nasal itching, and rhinorrhea (runny nose) and has a maximum score of 12 points. Participants were randomized at a 1:1 ratio to either receive Bentrio or saline spray via self-administration three times per day, or as needed. Since the interim analysis confirmed the validity of assumptions for the statistical powering of the study, enrollment into the trial was completed at n = 100, as planned. The last patient recently completed its last study visit; the results from the complete trial are expected to become available in Q2 2023.

COVAMID: Top-Line Data from COVID-19 Trial

Top-line data from the COVAMID trial in 160 patients with current COVID-19 infection show a trend for a more pronounced improvement in the Bentrio treatment groups on the primary efficacy endpoint, the change in PCR cycle threshold (CT), compared with no treatment.

The mean increase in the CT value from baseline to Day 11, was 15.3 for the Bentrio group, 14.1 for the modified-Bentrio group and 13.7 for the untreated control group. An increase in the CT by 1 indicates a decrease in the nasal viral load of 50%. In the mixed model for repeated measures (MMRM) the difference in the mean change of CT values of the Bentrio group vs. the untreated and the modified-Bentrio groups to Day 11 failed to reach statistical significance (LSmeans 0.8 and 0.64; p = 0.319 and 0.427; 95% CI -0.78 to 2.38 and -0.95 to 2.23, respectively).

More Bentrio and modified-Bentrio treated patients achieved full resolution of COVID-19 signs and symptoms by Day 11 than untreated patients (93.7 and 92.5 vs. 85.0%) and more of them were uninfected or asymptomatic at that time point (59.5 and 65.0 vs. 45.0%). The treatment was well tolerated. The incidence of adverse events in the Bentrio group was 2.4% (mild cases only), 9.5% in the modified-Bentrio group (mild cases only), and 16.3% in the untreated group (all mild, except for 1 moderate case and 2 severe cases / unwitnessed sudden death after Day 11).

The COVAMID trial enrolled patients in Bulgaria and North Macedonia suffering from acute COVID-19 (confirmed by positive PCR test) up to 3 days from symptom onset. They were randomized at a 2:1:1 ratio to receive for 10 days either Bentrio, modified Bentrio (lacking one mineral ingredient) or no treatment, followed by a 10-day observation phase. During the study period, Omicron was the predominant SARS-CoV-2 variant in the population of the study countries. Based on an estimated incubation time of 3 days, participants of the COVAMID trial started treatment on average 4.5 days post infection.

CEO Discussion of Clinical Study Results

“We are very excited about the strong efficacy signals observed with Bentrio at the halfway point of the NASAR seasonal allergic rhinitis trial in Australia,” commented Thomas Meyer, Altamira Therapeutics’ founder, Chairman, and CEO. “These results demonstrate a significant therapeutic benefit with Bentrio under real-life conditions over saline nasal sprays, which are currently the most frequently used drug-free treatment option for allergic rhinitis.

“Importantly, the improvement of nasal symptoms appears to approach the magnitude achieved with certain medicated nasal sprays, and there was no rebound observed during the week after conclusion of the treatment period. We very much look forward to the data from the completed trial next quarter, which we expect to greatly expand and complement the positive efficacy and safety data from our earlier challenge studies in seasonal and perennial allergic rhinitis. We consider the market for over-the-counter allergy remedies as very attractive, as it is estimated to reach close to $4 billion in US sales in 2023 alone and, in our view, offers great opportunities in the segment of non-medicated, preservative-free treatments.

“At the same time, we are encouraged by the top-line results from the first proof-of-concept trial in viral infection. Although the COVAMID study did not reach the primary efficacy endpoint, we observed a trend for faster and more pronounced reduction in the nasal viral load, which was corroborated by a similar trend in COVID-19 related symptoms. However, in retrospect, given the more benign infection course with Omicron than with previous variants, a larger sample size would have been required to enhance the statistical power of the study.

“In addition, our research has shown that Bentrio’s protective effects are most pronounced when the product is used in prophylaxis – that is when inhaled airborne particles can be prevented from contacting the nasal mucosa and be trapped in the protective gel film formed by the nasal spray. Given Bentrio’s mode of action, this applies to acute exposure to various types of potentially harmful particles.”

About Bentrio

Bentrio is an OTC drug-free nasal spray for personal protection against airborne allergens and, where approved, against airborne viruses. Upon application into the nose, Bentrio forms a protective gel layer on the nasal mucosa. This thin film is designed to prevent the contact of allergens (or virus particles) with cells; in addition, the composition serves to bind such particles and help with their discharge. Together, this is designed to promote alleviation of allergic symptoms (or mitigate upper respiratory tract viral infections). For more info, visit: https://altamiratherapeutics.com/our-products/bentrio

About Altamira Therapeutics

Altamira Therapeutics (NASDAQ:CYTO) is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne allergens and, where approved, viruses (Bentrio™; commercial) or for the treatment of vertigo (AM-125; post Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). Founded in 2003, it is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the success of the continued commercialization of Bentrio and success of strategic transactions, including licensing or partnering, with respect to Bentrio or any other legacy assets, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

CONTACT

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